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                              February 10, 2021

       Alberto Ardura Gonz  lez
       Chief Executive Officer
       Bite Acquisition Corp.
       30 West Street, No. 28F
       New York, NY 10004

                                                        Re: Bite Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-252406

       Dear Mr. Ardura Gonz  lez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibits

   1. We note your response to our prior comment 1, including your revisions to your form of amended and restated
certificate of incorporation filed as Exhibit 3.2. Your prospectus disclosure suggests
that your exclusive forum provision selects the Court of Chancery or the federal district
court for the District of Delaware for any action arising under the
                                                        Securities Act.
However, this is not consistent with the exclusive forum provision in
                                                        Section 12.1 of your
form of amended and restated certificate of incorporation, which states that the Court
of Chancery of the State of Delaware shall not be the sole and exclusive forum for
suits brought to enforce any duty or liability created by the Securities
                                                        Act, and also does not
reference the federal district court for the District of Delaware.
 Alberto Ardura Gonz  lez
Bite Acquisition Corp.
February 10, 2021
Page 2
      Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address this discrepancy.


        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameAlberto Ardura Gonz  lez
                                                           Division of
Corporation Finance
Comapany NameBite Acquisition Corp.
                                                           Office of Energy &
Transportation
February 10, 2021 Page 2
cc:       Jason Simon, Esq.
FirstName LastName